UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________________________

FORM 6-K

______________________________________________

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

Dated December 27, 2023

Commission File Number: 001-38018

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Integrated Media Technology Limited

(Exact Name as Specified in its Charter)

N/A

(Translation of Registrant’s Name)

Suite 1401 Level 14, 219-227 Elizabeth Street
Sydney NSW 2000 Australia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7): ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: 29 December 2023

Integrated Media Technology Limited

By:	/s/ Dr. Megat Radzman Bin Megat Khairuddin
Name:	Dr. Megat Radzman Bin Megat Khairuddin
Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description of Exhibit

99.1	Interim Report - For the Six Months Ended June 30, 2023

Safe Harbor Statement

This Form 6K release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, including those regarding Integrated Media Technology Limited’s (IMTE) expectations, intentions, strategies, and beliefs pertaining to future events or future financial performance. Actual events or results may differ materially from those in the forward-looking statements because of various important factors, including those described in the Company’s most recent filings with the SEC. IMTE assumes no obligation to update publicly any such forward-looking statements, whether because of new information, future events or otherwise. For a more complete description of the risks that could cause our actual results to differ from our current expectations, please see the section entitled "Risk Factors" in IMTE’s annual reports on Form 20-F and interim reports on Form 6-K filed with the SEC, as such factors may be updated from time to time in IMTE’s periodic filings with the SEC, which are accessible on the SEC’s website and at http://www.imtechltd.com.

Nasdaq (NASDAQ: IMTE)

Half Year Report - For the Six Months Ended June 30, 2023

Integrated Media Technology Limited (NASDAQ: IMTE) ("IMTE" or the "Company") announces the release of its Interim Report for the six months ended June 30, 2023.

Presented In United States dollars (US$)

	For the Six Months Ended
Key Information	June 30, 2023	June 30, 2022	% of Increase/ (Decrease)
Revenue from operating activities	304,208	-	N/A
Earnings before interest, tax, depreciation and amortization ("EBITDA")	961,706	810,826	54%
Income/(loss) from ordinary activities after tax attributable to members	567,743	(918,534)	162%
Total comprehensive income/(loss) attributable to members	567,743	(1,170,136)	149%
Basic and diluted earnings / (loss) per share	0.273	(0.667)	141%
Interim dividend	N/A	N/A	N/A

The revenue from operating activities for the period ended June 30, 2023 was US$304,208 as compared to the revenue of nil for the six months ended June 30, 2022.

During the six months ended June 30, 2023, IMTE has recorded a profit of US$163,585 (2022: loss of US$1,462,501). The increase was mainly due to the net gain on the value of warrants and the derivative financial instruments.

Please refer to Exhibit 99.1 for full text of our Interim Report for the six months ended June 30, 2023.

About Integrated Media Technology Limited ("IMTE")

IMTE is an Australian company engaged in the business of manufacture and sale of nano coated plates for filters, the manufacture of electronic glass, Halal certification and distribution of Halal products and the operating of an online exchange platform for trading in digital assets. For more information, please visit www.imtechltd.com.

Investor Relations Contact:

Email: corporate@imtechltd.com

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